Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Falconbridge Limited — JP Morgan, Basic & Industrials Conference in New York — June 6, 2006

[Slide 1 — Title Slide]

Thank you. Good morning, ladies and gentlemen, and thank you to the team at JP Morgan for this opportunity to speak here today.

[Slide 2 — Forward-Looking Information]

Before I begin, please note that I will be making forward-looking statements during this presentation and I would caution you that by their nature they involve risk and uncertainty.

[Slide 3 — Agenda]

Unless otherwise noted, all amounts in this presentation are in U.S. dollars.

To begin I'd like to provide a brief overview of Falconbridge to put our company in context, and then discuss the two acquisition proposals that have been initiated for Falconbridge. I will then review our business in greater detail, which I hope will facilitate an understanding of the implications of each of these acquisition proposals.

[Slide 4 — Falconbridge Highlights]

Falconbridge is a leading copper and nickel producer but also has integrated zinc and aluminum operations. Based on forecast 2006 refined production levels, we rank fourth in the world in copper, fourth in nickel, fifth in zinc and supply 10% of U.S. primary aluminum production.

In 2005, we reported net income of more than $870 million and EBITDA of $2.4 billion. In the first quarter of 2006, net income exceeded $460 million and EBITDA was over $900 million. And as reported a few weeks ago, income for the month of April was $238 million and EBITDA was approximately $450 million.

If you simply multiply our April numbers by 12, net income would approach $3 billion and EBITDA would be over $5 billion.

These exceptional financial numbers reflect the benefits we are now realizing from high metal prices but also from the significant investments we made in our production base and from our ability to deliver production during times of rising metals prices.

The earnings and cash generation potential of Falconbridge has partially been reflected in the market with an increase in our market capitalization to around $18.6 billion.

[Slide 5 — Operations around the World]

Falconbridge is a geographically diversified organization. We have operations and processing facilities in 18 countries. Our primary focus is on long life copper and nickel mines — with most of our operations and projects located in North and South America. In addition to copper and nickel, we are an integrated producer of zinc and aluminum. We have an excellent portfolio of high return, low-risk brownfield projects, as well as a number of world-class greenfield opportunities and I'll discuss these later in my presentation.

[Slide 6 — Strategic Focus]

Our focus on copper and nickel is reflected in our assets and revenues with over 85% of our assets invested in and approximately 80% of our revenues coming from these two metals.

[Slide 7 — Production Outlook]

We have been pleased with our operating performance where we achieved a number of production records in 2005, and as you can see from our production forecast, we expect to surpass those production levels for each of our metals in 2006.

[Slide 8 — Falconbridge — Subject of Two Takeover Offers]

That provides a quick overview of Falconbridge, and I'd now like to turn to a discussion of the two acquisition proposals that have been made to acquire our company.

[Slide 9 — Inco's Revised Offer for Falconbridge]

On October 11 of last year, Inco made an offer to acquire 100% of Falconbridge in a cash and stock deal and on May 13 of this year improved their offer by increasing the cash component. Under the current offer, assuming equal proration, each Falconbridge share would be exchanged for Cdn$12.50 in cash and 0.524 of an Inco share. Based on yesterday's share price, the current stock market value of this proposal is Cdn$49.95 per Falconbridge share. A support agreement was entered into with Inco, which among other things provides for a break fee of $450 million or just over 2% of the transaction value, in the event the Board of Falconbridge changes its recommendation in favour of another transaction.

[Slide 10 — Xstrata's Offer for Falconbridge]

On May 17, Xstrata made an all cash offer of Cdn$52.50 for each Falconbridge common share, which values Falconbridge at approximately Cdn$20 billion. This offer is conditional amongst other things on obtaining Xstrata shareholder approval, which is expected around June 30, and on approval from Investment Canada. In addition, the offer is subject to minimum tender of 66 2/3 of Falconbridge shares. It is important to note that Xstrata has retained the option to waive this condition.

[Slide 11 — Summary of Offers]

Comparing these offers is not a straight forward exercise since one is all cash whereas the other is a combination of cash and stock. Expectations about future metals prices and industry and company fundamentals will be critical in this analysis. It is also critical to take into account the conditions attached to both offers.

In assessing both of the offers it is necessary to come to a view of the value of Falconbridge on a standalone basis to determine if a cash offer of Cdn$52.50 per share is appropriate. Because Xstrata's offer is cash, our shareholders would no longer have an opportunity to continue to participate in development of Falconbridge and would have to take this into account.

In assessing the quality of the Inco offer it is necessary to both have a perspective on Falconbridge and also on what the New Inco would look like. Shareholders would have an ongoing ownership in the new company, which would allow them to maintain their exposure to the industry and participate in the earnings, growth and synergies that could be realized.

[Slide 12 — Falconbridge Board Recommendation]

The Board of Falconbridge has completed a review of the Xstrata offer and has concluded to continue to recommend the Inco proposal. In coming to this conclusion the Board considered both financial and non-financial matters and was assisted by external legal and financial advisors.

Factors that influenced this decision were the conditions associated with the Xstrata bid, in particular the requirement for Xstrata's shareholders to approve the transaction and for the approval of Investment Canada. More importantly, the ability of Xstrata to waive its minimum tender condition would allow Xstrata to take up a small number of shares and essentially gain control of Falconbridge. Under this scenario by acquiring an additional 13% of the outstanding shares of Falconbridge, when combined with its current shareholdings of 20%, Xstrata could effectively block any future offer for Falconbridge which would deprive our shareholders of the potential to maximize the value of their shares.

Let me perfectly clear. I believe the single biggest threat to shareholders having the opportunity to support the bid of their choice remains Xstrata's efforts to simply acquire enough shares to prevent any other potential transaction.

As a cash offer, Falconbridge shareholders will no longer be able to participate and benefit from the outstanding industry fundamentals and exceptional earnings and growth potential of the New Inco.

To help explain this conclusion, I plan to spend the balance of this presentation discussing the position of Falconbridge and also make some comments on the Inco-Falconbridge combination.

[Slide 13 — Why is There Interest in Falconbridge?]

So why the interest in Falconbridge...

[Slide 14 — Markets]

First you have to look at the metals we are in and how the markets have performed. You have already heard market updates from a number of other companies today so I will keep my comments brief.

This run in metal prices has been impressive. While there is no doubt that the involvement of investment funds has had a significant impact, this interest in metals is based on, and supported by, very solid fundamentals.

We are seeing many bullish drivers coinciding at the same time, including synchronized world economic growth, robust physical demand, inventories at critically low levels, new supply constraints, and the increasing flow of fund buying.

[Slide 15 — Metals Markets Summary]

We believe that the positive outlook for both our industry and this company remains intact and underpinned by solid fundamentals. We expect prices to be extremely volatile in the short term, but looking out over the next five to ten years, we continue to expect prices to remain at levels where, as a company, we should continue to have excellent profitability.

What is interesting to note is the disconnect between metal prices and equity valuations. Based on current valuations of metals companies, the equity markets are substantially discounting today's metals prices and by deduction have concluded that they are not sustainable at anywhere near these levels.

It wasn't long ago that a $50 dollar oil price was viewed as an aberration but today we have become unexpectantly comfortable with this price. We have now had over two years where metal prices have been well above historical averages and based on the fundamentals there is no near-term evidence to suggest this should change. With the continuation of high metal prices, market participants will be forced to revisit their valuation assumptions which should have positive implications for metals stocks. Looking back, stocks today could be seen as being very cheap!

[Slide 16 — Operations and Growth Opportunities]

We believe that the fundamentals for our industry are excellent and that Falconbridge is well positioned to be a major beneficiary.

We are focused on maximizing the metal we produce from our current operations and on developing a number of high quality growth opportunities and I'd like to update you on some of these initiatives, starting with copper.

[Slide 17 — Copper]

Our copper business comprises mining and metallurgical assets concentrated primarily in North and South America.

[Slide 18 — Copper]

Falconbridge is the fourth-largest refined copper producer based on estimates for 2006. Our long-life, low cost mines combined with our technologically advanced processing facilities make Falconbridge an integrated copper producer that is able to mitigate the effects of market volatility in treatment costs.

In 2005, we mined 462,000 tonnes of copper and we are on track to exceed this level in 2006. Operating cash costs in the copper business unit decreased from $0.35 in the first quarter of 2005 to $0.30/lb. in the first quarter of 2006, mainly as a result of higher zinc and molybdenum by-product credits.

[Slide 19 — Copper Growth Potential]

From the list of copper projects, and from the incremental expansions we are planning, you can see that Falconbridge has the potential to more than double its copper production. These are just our copper growth opportunities. We have a solid production base and growth opportunities in nickel as well.

[Slide 20 — Nickel Map]

Our nickel business is also geographically diversified, with operations and projects in Canada, the Dominican Republic, Norway, Africa and New Caledonia.

[Slide 21 — Nickel]

Falconbridge is the world's fourth-largest producer of refined nickel. We have a portfolio of long-life mines and our operations are fully integrated. Our cash costs for our integrated nickel operations increased to $2.60 per pound in the first quarter of 2006 compared to $2.51 in the first quarter of 2005.

Besides our existing platform, we have a number of brownfield and greenfield development opportunities in nickel.

[Slide 22 — Nickel Growth Potential]

On the nickel side, you can see that Falconbridge has the potential to expand production by 40%.

[Slide 23 — Zinc Map]

Moving on to zinc, again you can see Falconbridge has operations and growth opportunities worldwide.

[Slide 24 — Zinc Integrated Operations]

Falconbridge is the world's fifth-largest producer of refined zinc. Our zinc operations are integrated and have benefited from the higher zinc prices and premiums.

[Slide 25 — Zinc Projects]

In addition to Lennard Shelf, we have Perseverance, a 125,000 tonne-per-year zinc brownfield project in Quebec and Lady Loretta, a 120,000 tonne-per-year greenfield project in Australia. Both of these projects are currently on hold, however, Perseverance could have a relatively short start-up time as it benefits from existing infrastructure at our former Matagami mining camp. Lady Loretta could provide zinc production after closure of Falconbridge's Brunswick mine.

[Slide 26 — Aluminum Map]

Moving on to the aluminum business, Falconbridge mines bauxite at the St. Ann bauxite mine in Jamaica and produces alumina, primary aluminum products and rolled aluminum products at operations located in the United States. In 2005, Falconbridge supplied 10% of U.S. primary aluminum production and was the third-largest rolled products producer in the U.S.

[Slide 27 — Primary Aluminum]

With its long-term alumina supply and a 15-year power supply contract, Falconbridge's primary aluminum smelting operations are well-positioned to take advantage of rising aluminum prices and mid-west premiums. A further 5% increase in production is expected through various efficiency projects.

[Slide 28 — Financial Results]

That summarizes Falconbridge's assets and growth potential. I'd now like to turn to a discussion of our financial results.

[Slide 29 — Q1 and April 2006 Results]

As highlighted at the beginning of my presentation we have reported some excellent results. Net income in the first quarter was $462 million with EBITDA of over $900 million. In April, net income was $238 million and EBITDA was $476 million.

We confess we took the unusual step in publishing our April results but given the situation we are in we felt that it was important that our shareholders have as much information as possible to aid them in their decision making process. It is also important because as the April numbers show, the earnings and cash flow generation capacity of Falconbridge has often been underappreciated.

Multiplying our April results by 12 would result in net income of around $3 billion and EBITDA in excess of $5 billion and based on these numbers at our current share price we are trading at around 7X earnings or 4X EBITDA.

[Slide 30 — Falconbridge Earnings Sensitivity]

This slides highlights our earnings sensitivity to changes in metals prices

The earnings momentum realized so far this year should continue into May since prices have continued to trend higher with copper and nickel increasing on average 26% and 17%, respectively.

[Slide 31 — Consolidated Balance Sheet]

Turning to the balance sheet, our total assets increased to $13.1 billion at the end of April from the $12.4 billion reported at December 31, 2005 due to continued investment in our project pipeline, both brownfields and greenfields, and due to the higher metals prices incorporated within our working capital.

The continuing high-price environment is enabling us to further reduce our leverage ratio and generate liquidity that will provide for increased flexibility in the development of our project pipeline.

[Slide 32 — Capital Investments]

Slide 32 breaks down our expected capital expenditures for 2006 versus 2005. The expenditures are consistent with our focus on expanding our copper and nickel businesses. The largest change is at Koniambo where an up-tick in spending reflects the next stage of pursuing that development.

[Slide 33 — Inco-Falconbridge Transaction]

That concludes my review of Falconbridge. Indeed the transformation in earnings power and metals production that has been achieved over the last four years by the Falconbridge management team and employees is remarkable. This team, that has been successful in projects as varied as Peruvian Antamina and Canadian Montcalm mine construction and start-ups, as well as achieving the Noranda-Falconbridge combination and synergies, is ready to turn its attention to the Inco-Falconbridge amalgamation.

I would now like to shift to a discussion of the proposed acquisition of Falconbridge by Inco to create the 'New Inco."

The industrial logic of this transaction has been universally accepted particularly with the obvious synergies that can be realized from combining each company's nickel operations. The New Inco would be a formidable base metals company.

[Slide 34 — Inco's Offer to Acquire Falconbridge]

Inco's offer presents the opportunity to create the world's premier nickel producer and one of the world's largest copper producers. The combined company would have outstanding growth opportunities in both metals as well as the financial strength necessary to pursue this growth. Together, the companies would be able to achieve annualized synergies of $550 million by mid-2008.

As a more geographically diversified company, with increased critical mass, high quality mineral reserve position, substantial embedded growth potential and a reduced risk profile, a strong case can also be made for a re-rating in the capital markets which could provide additional upside to shareholders.

[Slide 35 — World Leader in Nickel, Strong Position in Copper]

This map highlights the global footprint of the New Inco. Falconbridge has unique strengths in North and South America where Inco has unique strengths in AustralAsia. Together we would become a stronger company.

The New Inco would be a large producer today of nickel and copper which would enables us to continue to benefit from today's metal prices. But in each metal there is an impressive growth profile.

[Slide 36 — New Inco Nickel Production]

Current nickel production would be 737 million pounds and would grow to over 950 million pounds.

[Slide 37 — New Inco Copper Production]

Current copper production would be 1.4 billion pounds and has the potential to almost double to over 2.5 billion pounds.

[Slide 38 — Impressive Nickel and Copper Growth Pipeline]

In a world where resources are becoming increasingly scarce and difficult to access, Inco and Falconbridge each bring high quality growth projects to the new company. This is also unique to Inco and Falconbridge and further distinguishes this transaction from some of the other proposals.

[Slide 39 — US$550 million of Annual Synergies Identified]

Synergies of over $550 million have been quantified largely by combining our respective nickel operations and the rationalization of our Sudbury operations. This number has increased from an initial estimate of $350 million at the time of the original announcement. Having worked together for the past 7 months has allowed for greater analysis and substantiation of earlier estimates. In addition, the significant rise in metal prices has also had a positive affect.

[Slide 40 — Synergy Opportunity]

A large part of the synergies are derived from our Sudbury operations. In Sudbury we have the opportunity to increase our production rates by more efficiently utilizing our milling, smelting and refining assets, by unitizing our mining operations, by accelerating mine development and through the reduction in our overall administration expenses. Through a more efficient operating base our cost structure would also decline, which creates an added benefit of increasing the size of our overall resource base.

There are other synergy opportunities that would also exist between Falconbridge and Inco outside of the Sudbury basin. For example, between Raglan in Northern Quebec and Voisey's Bay in Labrador and then between the Goro and Koniambo projects located in New Caledonia.

These synergies have been analysed in detail and are achievable.

To allow investors to see for themselves, we are arranging a tour of our respective Sudbury operations, where you will have an opportunity to see a more detailed presentation and have further discussions with senior management.

[Slide 41 — EBITDA]

The cash flow generation of the New Inco is sizable. Using the forward curve prices, proforma EBITDA is over $8 billion. Net debt is approximately $8 billion and....

[Slide 42 — Proforma Enterprise Value]

....the pro forma enterprise value is approximately $38 billion, which is similar to that of Alcoa and would position New Inco in the top echelon of worldwide metals companies.

[Slide 43 — Update on Regulatory Process]

We have received Canadian regulatory approvals for this transaction and our companies are working with the U.S. Department of Justice and the European Commission on a remedy to address potential competition issues related to the combination of Inco and Falconbridge. This remedy should enable the DOJ and the EU to provide their clearances for the proposed transaction.

So what are the next steps for Falconbridge?

We expect to receive regulatory clearances by July 12 which will allow the Inco offer to be presented to our shareholders. The Inco offer and the prospects for the New Inco are impressive and we believe will create substantial value for both the Inco and Falconbridge shareholders.

[Slide 44 — Summary]

These are very interesting times for both Falconbridge and the metals and mining industry. Overall, we feel that Falconbridge is in an excellent position.

[Slide 45 — Falconbridge in Excellent Position]

Our financial results and operational performance have established a strong foundation and our outstanding growth profile and positive metals exposure further enhance our prospects for the future.

[Slide 46 — Closing Slide]

That concludes my presentation. Thank you very much.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.